Exhibit 99.1

MER TELEMANAGEMENT SOLUTIONS LTD.
14 Hatidhar Street
Ra’anana 43665, Israel
_____________________

NOTICE OF 2012 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

We are pleased to invite you to attend the 2012 Annual General Meeting of Shareholders to be held on Wednesday, October 24, 2012 at 10:30 a.m. (Israel time) at our offices at 14 Hatidhar Street, Ra’anana, Israel, for the following purposes:

1.	To re-elect six directors for terms expiring at our 2013 Annual General Meeting of Shareholders and when their successors are elected and qualified;

2.	To ratify and approve the terms of service of Mr. Roger Challen, a member of our Board of Directors;

3.
To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2012, and to authorize our Board of Directors to delegate to the Audit Committee the authority to fix such independent registered public accountants’ compensation in accordance with the volume and nature of their services; and

4.	To review and discuss our auditor’s report and consolidated financial statements for the year ended December 31, 2011.

The Board of Directors recommends that you vote in favor of all of the items, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on September 14, 2012 are entitled to notice of and to vote at the meeting.  You can vote either by mailing in your proxy or in person by attending the meeting. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the annual general meeting.  If you attend the meeting, you may vote in person and your proxy will not be used.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.  Shareholders wishing to express their position on an agenda item may do so by submitting a written statement to our offices at the above address no later than September 24, 2012.

Sincerely, Chaim Mer Chairman of the Board of Directors

September 19, 2012

MER TELEMANAGEMENT SOLUTIONS LTD.
14 Hatidhar Street
Ra’anana 43665, Israel
_____________________

PROXY STATEMENT

2012 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Mer Telemanagement Solutions Ltd. to be voted at the 2012 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2012 Annual General Meeting of Shareholders.  The Meeting will be held at 10:30 a.m. (Israel time) on Wednesday, October 24, 2012, at our offices at 14 Hatidhar Street, Ra’anana, Israel.

This Proxy Statement, the attached Notice of 2012 Annual General Meeting and the enclosed proxy card, as well as our consolidated financial statements for the year ended December 31, 2011, are being mailed to shareholders on or about September 19, 2012.

Purpose of the Annual General Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following matters: (i) the re-election of six directors for terms expiring at our 2013 Annual General Meeting of Shareholders and when their successors are elected and qualified; (ii) ratification and approval of the terms of service of Mr. Roger Challen, a member of our Board of Directors; and (iii) ratification and approval of the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2012, and authorization of our Board of Directors to delegate to the Audit Committee the authority to fix such independent registered public accountants’ compensation in accordance with the volume and nature of their services.  In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2011 will be reviewed and discussed at the Meeting.

We are not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR each of the nominees for director named in this Proxy Statement and FOR the other proposals set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our ordinary shares, par value of NIS 0.01 per share, as of the close of business on September 14, 2012, are entitled to notice of, and to vote in person or by proxy, at the Meeting.  As of September 14, 2012, there were 4,489,057 outstanding ordinary shares.

•
Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

•
Voting by Mail.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee.

If voting by virtue of a “legal proxy” or by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by timely granting a new proxy bearing a later date, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

A quorum of shareholders is necessary to transact business at the Meeting.  The presence of two shareholders, holding at least one third (1/3) of our issued share capital voting rights, represented in person or by proxy at the Meeting, will constitute a quorum.  A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders.  If a quorum is not present at the reconvened meeting within half an hour from the time appointed for holding the meeting, any two members present in person or by proxy shall be a quorum.

Abstentions and broker non-votes will be counted towards the quorum.  Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.  A broker non-vote will also be used for the purpose of establishing a quorum, but will not otherwise be counted in the voting process. Thus, broker non-votes will not affect the outcome of any of the matters being voted on at the Annual Meeting. Generally, broker non-votes occur when shares held by a broker for a beneficial owner are not voted with respect to a particular proposal because (i) the broker has not received voting instructions from the beneficial owner and (ii) the broker lacks discretionary voting power to vote such shares.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Majority Vote Standard

Each ordinary share entitles the holder to one vote.  An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals.

In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Cost of Soliciting Votes for the Annual Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or the SEC, concerning the sending of proxies and proxy materials to the beneficial owners of our ordinary shares.

Shareholder Communications with the Board of Directors

Our shareholders may communicate with the members of our Board of Directors by writing directly to the Board of Directors or specified individual directors to:

Corporate Secretary
Mer Telemanagement Solutions Ltd.
14 Hatidhar Street
Ra΄anana 43665, Israel

Our Corporate Secretary will deliver any shareholder communications to the specified individual director, if so addressed, or to one of our directors who can address the matter.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of September 13, 2012 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 5% of our ordinary shares, (ii) each of our current directors; and (iii) all current directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares (2)
Chaim Mer and Dora Mer	1,092,497	(3)	24.3%
Roger Challen	1,087,308	(4)	24.2%
Isaac Ben-Bassat	344,607	(5)	7.7%
Lior Salansky	--		--
Eytan Barak	--		--
Steven J. Glusband	500		*
Yaacov Goldman	--		--
Varda Trivaks	--		--
All directors and executive officers as a group (11 persons)	2,702,611	(6)	58.2%
___________
* Less than 1%.

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 4,492,836 ordinary shares (excluding 5,400 ordinary shares held as treasury stock) issued and outstanding as of September 13, 2012.

(3)
Based upon a Schedule 13D/A filed with the SEC on May 26, 2009 and other information available to us.  Mr. Chaim Mer and his wife, Mrs. Dora Mer, are the record holders of 214,453 ordinary shares and the beneficial owners of 872,226 ordinary shares through their controlling interest in Mer Ofekim Ltd., 5,770 ordinary shares through their controlling interest in Mer Services Ltd. and 48 ordinary shares through their controlling interest in Mer & Co. (1982) Ltd.

(4)
The ordinary shares are held of record by the Info Group, Inc., a Massachusetts corporation controlled by Mr. Roger Challen.  Accordingly, Mr. Roger Challen may be deemed to have the sole voting and dispositive power as to the ordinary shares held of record by The Info Group, Inc.

(5)
Based upon a Schedule 13D/A filed with the SEC on October 30, 2008 and other information available to us.  Includes 29,584 ordinary shares owned of record by Mr. Ben-Bassat and 315,023 ordinary shares owned of record by Ron Dan Investments Ltd., a company controlled by Mr. Ben-Bassat.

(6)
Includes 148,750 ordinary shares subject to options granted under our 2003 Israeli Share Option Plan and 2006 Option Plan that are all currently exercisable or exercisable within 60 days of the date of this table.

I.  RE-ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

Our Articles of Association provide for a board of directors consisting of up to ten members or such other number as may be determined from time to time at a general meeting of shareholders.  Our Board of Directors currently consists of eight directors, including two outside directors appointed in accordance with the Israeli Companies Law.  Our directors, other than our outside directors, are elected at each annual general meeting of shareholders.  Our Board of Directors may, from time to time, appoint any other person as a director, whether to fill a casual vacancy or to add to their number.  All the members of our Board of Directors may be re-elected upon completion of their term of office (except the outside directors, whose re-election is governed by the Israeli Companies Law and regulations promulgated under the Israeli Companies Law).

At the Meeting, shareholders are being asked to re-elect each of our current directors who is not an outside director, Messrs. Chaim Mer, Isaac Ben-Bassat, Roger Challen, Steven J. Glusband, Yaacov Goldman and Lior Salansky, to hold office until our 2013 Annual General Meeting of Shareholders and until their successors are elected and qualified.

All of the directors standing for re-election at the Meeting were elected to serve in such capacity by our shareholders at our 2011 annual general meeting of shareholders.  Each of the director-nominees has submitted a written declaration in accordance with Section 224(b) of the Israeli Companies Law.  Such declarations are available for review at our registered office.

We do not follow the NASDAQ Stock Market Rules with respect to the requirement to maintain a majority of independent directors within the meaning of the NASDAQ Stock Market Rules, and instead, we follow Israeli law and practice, in accordance with which we are required to appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our Board of Directors.  In addition, in accordance with the rules of the SEC and NASDAQ, our audit committee is composed of three independent directors, as defined by the rules of the SEC and NASDAQ.

We also do not follow the requirements of the NASDAQ Stock Market Rules with regard to the nomination process of directors, and instead, we follow Israeli law and practice, in accordance with which our directors are recommended by our Board of Directors for election by our shareholders.  Should any of the director-nominees be unavailable for election, the proxies will be voted for a substitute nominee designated by our Board of Directors.  We are not aware of any reason why the nominees, if elected, would be unable or unwilling to serve as an outside director.

If re-elected at the Meeting, we will continue to pay to Messrs. Isaac Ben-Bassat, Steven J. Glusband and Lior Salansky an annual fee of $8,400 and a per meeting attendance fee of $300, to Mr. Yaacov Goldman, our audit committee financial expert, an annual fee of $16,800 and a per meeting attendance fee of $400 and to Mr. Chaim Mer, who devotes approximately 20% of his time to the management of our company, a monthly salary of $7,000.  For the compensation of Mr. Roger Challen, see Item 2.

Set forth below is information about each nominee, including age, position(s) held with the company, principal occupation, business history and other directorships held.

Nominees For Election As Director

Chaim Mer (64) has served as the Chairman of our Board of Directors and a director since our inception in December 1995.  Mr. Mer has served as the Chairman of the Board of Directors of C. Mer Industries Ltd., or C. Mer, a publicly traded company, since 1988 and served as its President and Chief Executive Officer from 1988 until January 2005.  Mr. Mer holds a B.Sc. degree in Computer Sciences and Mathematics from the Technion - Israel Institute of Technology.

Isaac Ben-Bassat (58) has served as a director since our inception in December 1995.  Mr. Ben-Bassat has been Executive Vice President and a director of C. Mer since 1988.  Mr. Ben-Bassat holds a B.Sc. degree in Civil Engineering from the Technion - Israel Institute of Technology.

Roger Challen (66) has served as a director since April 1, 2009.  Mr. Challen co-founded The Info Group, Inc. (formerly AnchorPoint, Inc.), a company that developed and provided licensed software and managed services of telecommunications expense management solutions.  Mr. Challen is an accomplished entrepreneur with a proven track record of founding, managing and developing companies in the software, telecommunications and information services fields.  Mr. Challen has founded or co-founded and been an active executive of several privately held companies in the software and IT services market.  Mr. Challen is currently a director of The Info Group, Inc., Image Data, Inc. and Data Distributors, Inc., all of which are private companies.  Mr. Challen began his career with IBM Corporation, in Waltham, Massachusetts, where he served as a systems engineer and then as a marketing representative.  During his tenure with IBM, Mr. Challen won several awards for outstanding technical and sales achievements.  Mr. Challen holds a B.A. degree in Economics and Mathematics from Yale University.

Steven J. Glusband (65) has served as a director since August 1, 1996.  Mr. Glusband has been a partner with Carter Ledyard & Milburn LLP, our U.S. counsel, since March 1987.  Mr. Glusband holds a B.B.A. degree from the City College of the City University of New York, a J.D. degree from Fordham University School of Law and an L.L.M. degree from the New York University School of Law.

Yaacov Goldman (57) has served as a director since May 2004 and is a member of our audit committee.  Mr. Goldman provides consulting services to companies in strategic-financial areas through his wholly owned company, Maanit-Goldman Management & Investments (2002) Ltd.  Mr. Goldman also serves as a director of Golden House Ltd., Tagor Capital Ltd., Isrotel Ltd., Negev Ceramics Ltd., Medi Power (Overseas) Public Co. Limited, IceCure Medical Ltd. and Renewable Resources Ltd. and its affiliated companies.  Until March 2012, Mr. Goldman served as a director of Elron Electronic Industries Ltd. and DS Apex Holdings Ltd.  Until July 2010, Mr. Goldman served as a director of Bank Leumi Le'Israel Ltd. and until June 2009, as Chairman of ITGI Medical Ltd.  Mr. Goldman served as the Professional Secretary of the Peer Review Institute of the Certified Public Accountants Institute in Israel from October 2004 until September 2008.  Commencing in 1981, Mr. Goldman worked for Kesselman & Kesselman (Israeli member firm of PricewaterhouseCoopers) for 19 years, and from 1991 until 2000, as a partner and then senior partner of such firm.  From September 2000 until November 2001, Mr. Goldman served as managing director of Argoquest Holdings, LLC.  From March 2002 until October 2002, Mr. Goldman acted as a consultant to a private equity initiative with Poalim Capital Markets & Investments Ltd.  Mr. Goldman holds a B.A. degree in Economics and Accounting from Tel Aviv University and is a certified public accountant (Israel).

Lior Salansky (47) has served as a director since April 2, 2008.  Mr. Salansky served as our President from February 2008 until June 2010.  In 1991, Mr. Salansky founded MIND C.T.I. Ltd., a global provider of real-time, product-based mediation, billing and customer care solutions for voice, data, video and content services, where he served until February 2000 in a number of positions, including Co-Chief Executive Officer, Vice President of Business Development and Research and Development Manager and also served as a director from its inception until 2004.  Mr. Salansky holds a B.Sc. degree in Computer Science from the Technion - Israel Institute of Technology and an MBA degree from Tel Aviv University.

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to elect as directors each of the nominees named above.

The Board of Directors recommends a vote FOR the election of each nominee for director named above.

Outside Directors Continuing in Office

Biographical information concerning the outside directors continuing in office follows for informational purposes only.

Eytan Barak (67) has served as an outside director of our company since August 2007 and is a member of our audit committee.  Mr. Barak is joint owner and chief executive officer of Dovrat - Barak, Investments in Advanced Technologies Ltd., which provides financial resources and management assistance to start-up companies.  Mr. Barak also serves as a member of the board of directors, audit committee and investment committee of various Israeli companies, including Eltek Ltd., Meshulam Levinstein Construction and Engineering Ltd., Spectronix Ltd. and Menorah-Mivtachim Mutual Funds Ltd.  From 1973 to 1997, Mr. Barak was with Israel Corporation, initially serving as its corporate controller and thereafter as its chief financial officer, and also served as chairman or member of the board of directors of some of its subsidiaries.  From 1967 until 1973, Mr. Barak was associated with Kesselman & Kesselman, the Israeli member firm of PricewaterhouseCoopers International Limited.  Mr. Barak holds a B.A. degree in accounting from Tel Aviv University and has been a certified public accountant (Israel) since 1971.

Varda Trivaks (55) has served as an outside director since August 2008 and is a member of our audit committee.  Ms. Trivaks serves as the Managing Director and is one of the two founding partners of Mimtar Business Consulting, established in 2001.  In that position, Ms. Trivaks acts as an advisor to companies on investments, mergers, spin-offs, valuation, control, budgeting, with a special focus on advising global companies and management of companies during times of restructuring and recovery. Ms. Trivaks serves as a member of the audit committee, board of directors and/or financial committee of Ginegar Plastic Products Ltd. and E. Schnapp & Co. Works Ltd.  From 1998 to 2004, Ms. Trivaks was a member of the Israel Accounting Institute’s communications committee for Capital Markets and Insurance.  From 1998 to 2001, Ms. Trivaks was a partner with the accounting and consulting firm, Shlomo Ziv and Co. - BDO, and served as the managing director of one of its subsidiaries.  Ms. Trivaks is a Certified Public Accountant (Israel) since 1987 and holds a B.A. degree in Economics and Accounting from Tel Aviv University and a Master of Science in Management from Boston University.

II.  APPROVAL OF TERMS OF SERVICE OF MR. ROGER CHALLEN AS A NON-EMPLOYEE
 DIRECTOR
(Item 2 on the Proxy Card)

Under the Israeli Companies Law, the terms of the services provided to the company by a director in his or her capacity as a director or any other position must be approved by our Audit Committee, Board of Directors and shareholders.

Beginning January 1, 2009 and as part of the acquisition of certain assets and liabilities of the telecommunications expense management solutions of AnchorPoint, Mr. Roger Challen, the controlling shareholder of AnchorPoint (now known as The Info Group Inc.), was employed by our company at an annual salary of $77,760.  We terminated such employment relationship with Mr. Challen effective as of June 30, 2011, and instead, our shareholders authorized Mr. Challen to provide consultancy services to us for a monthly fee of $2,000.  As a consulting agreement with Mr. Challen was not signed and no consulting fees were paid, our Audit Committee and Board of Directors approved, and  recommend that our shareholders approve, to pay Mr. Challen director fees equivalent to the fees we pay to our other non-employee directors, Messrs. Isaac Ben-Bassat, Steven J. Glusband and Lior Salansky, for their service in such capacity (an annual fee of  $8,400 and a per meeting attendance fee of $300) for the duration of his service as a non-employee director, effective from January 1, 2012.  Should this resolution be approved by our shareholders, the amount to be paid to Mr. Challen for his services as a director for the period from January 1, 2012 through October 24, 2012, the date of our annual meeting, will be approximately $8,200.  Mr. Challen will also receive reimbursement of travel related expenses in connection with his attendance of Board of Directors’ meetings, pursuant to guidelines for reimbursement of director travel related expenses approved by our Audit Committee and Board of Directors.

Mr. Roger Challen is the controlling shareholder of The Info Group Inc., and as such is the beneficial owner of 24.2% of our ordinary shares held of record by The Info Group Inc.  Mr. Challen has served as a director of our company since April 1, 2009.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the terms of service of Mr. Roger Challen, a director, as set forth in the Proxy Statement, be and hereby are ratified and approved.”

Under the Israeli Companies Law, the approval of the audit committee, board of directors and the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, are required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

III.   RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED
 PUBLIC ACCOUNTANTS
(Item 3 on the Proxy Card)

Our Board of Directors first appointed Kost Forer Gabbay & Kasierer, registered public accountants, a Member of Ernst & Young Global, as our independent public accountants in 1996 and has reappointed the firm as our independent public accountants since such time.

At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer as our independent registered public accountants for the year ending December 31, 2012, pursuant to the recommendation of our Audit Committee and Board of Directors.  As a result of Kost Forer Gabbay & Kasierer’s familiarity with our operations and reputation in the auditing field, our Audit Committee and Board of Directors believe that the firm has the necessary personnel, professional qualifications and independence to act as our independent registered public accountants.

At the Meeting, shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to determine the compensation of our independent registered public accountants in accordance with the volume and nature of their services.  With respect to fiscal year 2011, we paid Kost Forer Gabbay & Kasierer $90,000 for audit services.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent registered public accountants of Mer Telemanagement Solutions Ltd. to conduct the annual audit of its financial statements for the year ending December 31, 2012, be and it hereby is ratified and approved, and that the Board of Directors be, and it hereby is, authorized to delegate to the Audit Committee the authority to fix the remuneration of such independent registered public accountants in accordance with the volume and nature of their services.”

If the appointment of Kost Forer Gabbay & Kasierer is not approved by our shareholders, or if Kost Forer Gabbay & Kasierer ceases to act as our independent registered public accountants, or if the Audit Committee removes Kost Forer Gabbay & Kasierer as our independent registered public accountants, the Audit Committee will recommend another independent registered public accounting firm.

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

IV.  REVIEW AND DISCUSSION OF AUDITOR'S REPORT AND CONSOLIDATED FINANCIAL
 STATEMENTS

At the Meeting, our auditor’s report and the audited consolidated financial statements for the year ended December 31, 2011 will be presented.  We will hold a discussion with respect to the financial statements at the Meeting.  This Item will not involve a vote of the shareholders.

Our annual report on Form 20-F for the year ended December 31, 2011, including the auditor’s report and consolidated financial statements for the year ended December 31, 2011, which was filed with the SEC on March 26, 2012, is available on our website at www.mtsint.com or through the EDGAR website of the SEC at www.sec.gov.  None of the auditor’s report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

V.  OTHER MATTERS

The Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of the Meeting and knows of no matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment of the Board of Directors.

By Order of the Board of Directors, Alon Mualem Corporate Secretary

Dated: September 19, 2012